UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   John B. Torkelsen
   240 Library Place
   Princeton, NJ 08540

2. Issuer Name and Ticker or Trading Symbol
   Princeton Video Image, Inc.  "PVII"

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March, 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature of
   (Instr. 3)            action     action     or Disposed of (D)          Securities    ship       Indirect
                         Date       Code       (Instr. 3, 4 and 5)         Beneficially  Form:      Beneficial
                                    (Instr. 8)                             Owned at      Direct     Owner-
                                 --------------------------------------    End of Month  (D) or     ship
                                                                                         Indirect
                        (Month/                                                          (I)
                         Day/                            (A) or                          (Instr.4)
                         Year)   Code    V     Amount    (D)      Price   (Instr.3 and 4)           (Instr. 4)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Common Stock             3/22/99  S            15,000     D       $5.00                      I      By Corp.(1)
----------------------------------------------------------------------------------------------------------------
Common Stock             3/22/99  S             6,000     D       $5.00                      I      By Corp.(1)
----------------------------------------------------------------------------------------------------------------
Common Stock             3/23/99  S             5,000     D       $4.63                      I      By Corp.(1)
----------------------------------------------------------------------------------------------------------------
Common Stock             3/23/99  S               200     D       $4.53                      I      By Corp.(1)
----------------------------------------------------------------------------------------------------------------
Common Stock             3/23/99  S             3,458     D       $4.50         0            I      By Corp.(1)
----------------------------------------------------------------------------------------------------------------
Common Stock                                                                5,992            I      By Wife(2)
----------------------------------------------------------------------------------------------------------------
Common Stock                                                               15,000            I      By Limited
                                                                                                    Partner-
                                                                                                    ship(3)
----------------------------------------------------------------------------------------------------------------


================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) Princeton Venture Research, Inc.

(2) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of
    Section 16 or for any other purpose.

(3) Acorn Technology Fund, L.P.
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
FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1.Title of  2.Conver- 3.Trans-  4.Trans-  5.Number of Deriv-  6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative  sion or   action    action    ative Securities    cisable and   Amount of    of       of deriv-  ship       of
  Security    Exercise  Date      Code      Acquired (A) or     Expiration    Underlying   Deriv-   ative      form of  Indirect
  (Instr.3)   Price of            (Instr.8) Disposed of (D)     Date          Securities   ative    Secur-     Deriv-   Benefi-
              Deri-     (Month/             (Instr. 3,4, and 5) (Month/Day/   (Instr.      Secur-   ities      ative    cial
              vative    Day/                                     Year)         3 and 4)    ity      Bene-      Security Owner-
              Security  Year)                                                              (Instr.  ficially   Direct   ship
                                                               --------------------------  5)       Owned at   (D) or   (Instr.4)
                                                                                                    End of     Indirect
                                 ----------------------------- Date    Expira  Title Amount         Month      (1)
                                                               Exer-   -tion         or Number     (Instr.4)  (Instr.4)
                                                               cisable Date          of Shares
                                 Code  V     (A)      (D)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------


=================================================================================================================================





   /s/John B. Torkelsen                                    4/12/99
-------------------------------------             -------------------------
  **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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